UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 9, 2018

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

SIERRA WIRELESS®

Q3 2018 | Third Quarter Report

For the three and nine months ended September 30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2018, and up to and including November 9, 2018. This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and nine month periods ended September 30, 2018 and September 30, 2017, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2017 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or "GAAP"). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP. Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest U.S. GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”). These forward looking statements may include statements regarding our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; expectations regarding the acquisition of Numerex Corp. ("Numerex"); estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our current views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established competitors or from those with greater resources;

•	risks related to the acquisition and ongoing integration of Numerex;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	difficult or uncertain global economic conditions;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview
Sierra Wireless is an Internet of Things ("IoT") pioneer that empowers businesses and industries to transform and thrive in the connected economy. Sierra Wireless provides an integrated device-to-cloud solution comprised of embedded and networking solutions seamlessly connected with our IoT platform and connectivity services. Original Equipment Manufacturers ("OEMs") and enterprises worldwide rely on our expertise in delivering fully-integrated IoT solutions to reduce complexity, turn edge network data into intelligent decisions and get their connected products and services to market faster.

We operate our business under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) IoT Services. In the fourth quarter of 2017, our former Cloud and Connectivity Services segment was renamed IoT Services.

OEM Solutions
As a leading embedded module vendor, we provide standards-based wireless technologies and support open source initiatives that enable OEMs and system integrators to get their IoT solutions to market faster. We make it simple to embed cellular, Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies, as well as manage devices, connectivity services, and data through our IoT cloud platform. Our OEM Solutions segment includes embedded cellular modules, short range wireless modules, GNSS modules, software and tools for OEM customers who integrate wireless connectivity into their products and solutions across a broad range of industries, including automotive, transportation, energy, industrial, enterprise networking, sales and payment, mobile computing, security, healthcare and others. Within our OEM Solutions segment, our embedded cellular wireless module product portfolio spans second generation ("2G"), third generation ("3G"), fourth generation ("4G") Long-Term Evolution ("LTE") and Low Power Wide Area ("LPWA") technologies. Our broad product portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.

Enterprise Solutions
Our Enterprise Solutions segment provides networking solutions comprised of cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management. Our networking solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments.

Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications deployed in hostile environmental conditions. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including FirstNet solutions as well as Wi-Fi, Bluetooth and GNSS technologies. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio. Our AirLink products and services are sold through worldwide channel partners in a two-tier distribution model. Our Enterprise Solutions team also includes a direct sales force and an expert technical support team which engages with key customers in the various market segments that we serve.

IoT Services
Our IoT Services segment enables the digital transformation of enterprises through integrated IoT cloud and connectivity services. This segment is comprised of three main areas of operation: (i) our cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; (ii) our global cellular connectivity services which are subscription-based and include our flexible Smart SIM and core network platforms; and (iii) our managed broadband cellular services, which include a combination of hardware, high speed connectivity and cloud services. These cloud, connectivity and managed broadband services comprise our integrated device-to-cloud strategy and enable worldwide IoT deployments by our customers. Our integrated solution makes it simpler to rapidly build and scale IoT applications while de-risking the deployment process. Sierra Wireless offers a broad array of cloud and connectivity services to connect customers to the mobile network, manage devices and power their IoT services.

In December 2017, we acquired all of the outstanding shares of U.S.-based Numerex in a stock-for-stock merger transaction. This acquisition added a portfolio of managed end-to-end IoT solutions, including smart devices, network connectivity and service applications, addressing a wide spectrum of vertical markets and industrial customers.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.

Third Quarter Overview
Our revenue of $203.4 million in the third quarter and $592.2 million in the first nine months of 2018 represents an increase of 17.9% and 16.8%, respectively, compared to the same periods of 2017. These increases in revenue were driven by growth in each of our three reportable segments, notably in the IoT Services segment that included three full quarters of contribution from Numerex, acquired in December 2017.
Product revenue was $179.4 million in the third quarter and $521.1 million in the first nine months of 2018, up 11.1% and 9.5%, respectively, compared to the same periods of 2017. Services and Other revenue was $24.0 million in the third quarter and $71.1 million in the first nine months of 2018, up 117.8% and 128.5%, respectively, compared to the same periods of 2017. Services and Other revenue represented 11.8% of our total revenue in the third quarter and 12.0% in the first nine months of 2018, compared to 6.4% and 6.1%, respectively, in the same periods of 2017.
In the third quarter of 2018, compared to the same period of 2017, OEM Solutions segment revenue increased by 7.6% to $148.4 million, Enterprise Solutions segment revenue increased by 22.0% to $32.1 million, and IoT Services segment revenue increased significantly to $23.0 million compared to $8.4 million due to the contribution from Numerex and organic subscriber growth.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the third quarter of 2018 and the same period of 2017 negatively impacted our gross margin by $0.3 million and positively affected our operating expenses by $0.7 million in the third quarter of 2018, resulting in a net positive impact on operating income of $0.4 million.

Financial highlights for the third quarter of 2018:
GAAP:

•	Revenue was $203.4 million, up 17.9%, compared to $172.6 million in the third quarter of 2017.

•	Gross margin was 33.1% compared to 33.2% in the third quarter of 2017.

•	Earnings from operations was $0.9 million compared to $0.4 million in the third quarter of 2017.

•	Net loss was $1.0 million, or $0.03 per diluted share, compared to net earnings of $1.4 million, or $0.04 per diluted share, in the third quarter of 2017.

•	Cash and cash equivalents were $67.5 million at the end of the third quarter of 2018, a decrease of$6.0 million, compared to the end of the second quarter of 2018.

NON-GAAP(1):

•	Gross margin was 33.1% compared to 33.3% in the third quarter of 2017.

•	Earnings from operations were $10.9 million, up 14.3%, compared to $9.5 million in the third quarter of 2017.

•	Adjusted EBITDA was $16.0 million, up 21.1%, compared to $13.2 million in the third quarter of 2017.

•	Net earnings were $10.5 million, or $0.29 per diluted share, compared to net earnings of $7.7 million, or $0.24 per diluted share, in the third quarter of 2017.

We adopted the new accounting standard for revenue recognition effective January 1, 2018. Our third quarter and first nine months of 2018 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly. See Note 2 and Note 3 of our unaudited interim consolidated financial statements for more details.

In addition, as of the first quarter of 2018 we have included a breakout of our revenue and cost of sales into product revenue and cost of sales, and services and other revenue and cost of sales. Product revenue and cost of sales includes all revenues and costs associated with the sale of our embedded cellular modules, intelligent routers and gateways, asset tracking , vertical market smart devices, antennas and accessories, and Smart SIMs. Services and other revenue and cost of sales includes all revenues and costs associated with our cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Selected Consolidated Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)	2018			2017
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$203,426	$201,903	$186,878	$690,727	$183,533	$172,560	$173,416	$161,218

Gross Margin
- GAAP	$67,267	$69,309	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
- Non-GAAP (1)	$67,313	$69,366	62,401	234,723	61,947	57,429	59,744	55,603

Gross Margin %
- GAAP	33.1%	34.3%	33.2%	33.9%	33.7%	33.2%	34.4%	34.4%
- Non-GAAP (1)	33.1%	34.4%	33.4%	34.0%	33.8%	33.3%	34.5%	34.5%

Earnings (loss) from operations
- GAAP	$853	$(5,055)	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
- Non-GAAP (1)	10,859	10,414	3,803	39,636	9,482	9,501	11,441	9,212

Adjusted EBITDA(1)	$15,988	$15,639	$8,977	$54,653	$13,940	$13,204	$14,941	$12,568

Net earnings (loss)
- GAAP	$(1,037)	$(11,384)	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
- Non-GAAP (1)	10,514	9,653	3,294	34,519	9,208	7,717	9,814	7,780

Revenue by Segment:
OEM Solutions	$148,356	$150,939	$135,211	$554,537	$139,795	$137,850	$144,467	$132,425
Enterprise Solutions	32,068	28,402	29,200	101,535	31,879	26,277	21,661	21,718
IoT Services	23,002	22,562	22,467	34,655	11,859	8,433	7,288	7,075

Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$(0.03)	$(0.32)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
- Non-GAAP (1)	$0.29	$0.27	$0.09	$1.07	$0.28	$0.24	$0.31	$0.24
Diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.03)	$(0.32)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
- Non-GAAP (1)	$0.29	$0.27	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

Common shares (in thousands)
At period-end	36,048	36,095	35,979	35,862	35,862	32,220	32,185	32,157
Weighted average - basic	36,085	36,021	35,912	32,356	33,136	32,200	32,167	31,909
Weighted average - diluted	36,085	36,021	35,912	32,893	33,136	32,735	32,766	31,909

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the third quarter of 2018:

•	We launched AirLink® LX40, the industry's most compact cellular router optimized for the IoT, providing secure, managed connectivity out of the box for business-critical IoT enterprise applications.

•
We opened a new Global Service Center in Atlanta, Georgia to support our existing and rapidly growing IoT service customer base. More than 140 employees will be based at the location, monitoring millions of Sierra's connected devices around the world and providing 24/7/365 global customer support.

•
We launched AirLink® Management Service - Advanced Reporting and Analytics providing customers with operational insight for vehicle fleet operations using our secure, cloud-based device management platform.

•
We announced the appointment of Kent Thexton to the position of President & Chief Executive Officer of the Company, commencing November 1, 2018. Mr. Thexton had been serving as Interim Chief Executive Officer since May 31, 2018. Concurrently, Robin Abrams, who had served on the Company's Board of Directors since 2010, was appointed Chair of the Board of Directors, replacing Mr. Thexton who joined the Board in March 2005 and has served as Chair since February 2016. Mr. Thexton continues to serve as a Director of the Company.

•
We announced the appointment of Russell N. Jones, CPA, CA, to the Company's Board of Directors. Mr. Jones is an accomplished business and technology executive, bringing more than 37 years of international operational and leadership experience with leading technology companies, including Canadian e-commerce leader Shopify, Mitel Corporation, Newbridge Networks, Watchfire and Quake Technologies. Mr. Jones replaces outgoing Director Chuck Levine, who stepped down from the Board of Directors effective October 24, 2018.

•
We announced the appointment of Joy Chik to the Company's Board of Directors. Ms. Chik is Corporate Vice President for Identity Division in Microsoft's Cloud + AI group. Since joining Microsoft in 1998, as a software engineer, Ms. Chik has risen as an established leader of some of the industry's most impactful engineering teams. She is a member of the Anita Borg Institute and is also active in charities focused on encouraging women and girls to pursue careers in technology.

•
We announced the appointment of Jason Krause to the position of Chief Operating Officer of the Company.  Mr. Krause will be responsible for all aspects of the Company's product and services, including: product portfolio strategy; product management; engineering; supply chain; quality; and global MNVO network and service operations. Prior to Mr. Krause's new position, he was Senior Vice President and General Manager of the Enterprise Solutions business unit, and before that, he was Senior Vice President of Marketing, Strategy, and Corporate Development. Before joining the Company in 2007, he worked at the Boston Consulting Group and held marketing and engineering roles at Altera Corporation. He has an MBA from the Rotman School of Management at the University of Toronto and a BASc in Electronics Engineering from Simon Fraser University.

Outlook
For the fourth quarter of 2018, we expect revenue to be in the range of $200 million to $208 million and non-GAAP earnings per share to be in the range of $0.22 to $0.30. Included in this guidance range for the fourth quarter is an estimated negative impact of approximately $0.03 on earnings per share related to U.S. tariffs.

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•
our ability to integrate Numerex's business, operations and workforce with ours and our ability to return the Numerex business to profitable growth and to realize the anticipated benefits of the acquisition;

•	contributions to our operating results from the acquisitions we completed in 2015, 2016 and 2017;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	our ability to manage component supply issues when they arise;

•	our ability to attract and retain effective channel partners;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars, except where otherwise stated)	2018		2017		2018		2017
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue
Product	179,390	88.2%	161,523	93.6%	521,127	88.0%	476,093	93.9%
Services and other	24,036	11.8%	11,037	6.4%	71,080	12.0%	31,101	6.1%
	203,426	100.0%	172,560	100.0%	592,207	100.0%	507,194	100.0%
Cost of sales
Product	124,528	61.2%	110,131	63.8%	359,656	60.7%	319,891	63.1%
Services and other	11,631	5.7%	5,135	3.0%	33,875	5.7%	14,878	2.9%
	136,159	66.9%	115,266	66.8%	393,531	66.5%	334,769	66.0%
Gross margin	67,267	33.1%	57,294	33.2%	198,676	33.5%	172,425	34.0%

Expenses
Sales and marketing	21,743	10.7%	17,975	10.4%	66,234	11.2%	54,699	10.8%
Research and development	22,621	11.1%	21,044	12.2%	71,477	12.1%	60,825	12.0%
Administration	14,998	7.4%	10,560	6.1%	47,066	7.9%	31,525	6.2%
Restructuring	227	0.1%	199	0.1%	4,770	0.8%	831	0.2%
Acquisition-related and integration	570	0.3%	2,077	1.2%	3,349	0.6%	3,403	0.7%
Impairment	—	—%	—	—%	—	—%	3,668	0.7%
Amortization	6,255	3.1%	5,049	2.9%	19,858	3.4%	14,435	2.8%
	66,414	32.6%	56,904	33.0%	212,754	35.9%	169,386	33.4%
Earnings (loss) from operations	853	0.4%	390	0.2%	(14,078)	(2.4)%	3,039	0.6%
Foreign exchange gain (loss)	(159)		1,667		(3,092)		6,283
Other income (loss)	7		32		70		29
Earnings (loss) before income taxes	701		2,089		(17,100)		9,351
Income tax expense (recovery)	1,738		735		3,684		1,319
Net earnings (loss)	(1,037)		1,354		(20,784)		8,032

Basic net earnings (loss) per share (in dollars)	$(0.03)		$0.04		$(0.58)		$0.25
Diluted net earnings (loss) per share (in dollars)	$(0.03)		$0.04		$(0.58)		$0.25

Revenue
Revenue increased by $30.9 million, or 17.9%, in the third quarter of 2018 and by $85.0 million, or 16.8%, in the first nine months of 2018, compared to the same periods of 2017. This increase was driven by growth in each of our three reportable segments, notably in the IoT Services segment which included contribution from Numerex.

Product revenue increased by $17.9 million, or 11.1%, in the third quarter of 2018 and by $45.0 million, or 9.5%, in the first nine months of 2018, compared to the same periods of 2017. The increase in the third quarter and first nine months was primarily driven by growth in both OEM and Enterprise product revenue. Services and other revenue increased by $13.0 million, or 117.8% in the third quarter of 2018 and by $40.0 million, or 128.5% in the first nine months of 2018, compared to the same periods of 2017, primarily driven by the contribution from Numerex as well as organic growth in subscribers.

Gross margin
Gross margin was 33.1% in the third quarter of 2018 and 33.5% in the first nine months of 2018 compared to 33.2% and 34.0% in the same periods of 2017. In the third quarter and first nine months of 2018, gross margin decreased slightly compared to the same periods of 2017, reflecting unfavorable product and customer mix in our OEM Solutions segment offset by improved sales of higher margin gateways in our Enterprise Solutions segment and cloud and connectivity services in our IoT Services segment.

Gross margin included stock-based compensation expense and related social taxes of $0.1 million in each of the third quarters of 2018 and 2017, and $0.4 million and $0.3 million in the first nine months of 2018 and 2017, respectively.

Sales and marketing
Sales and marketing expense increased by $3.8 million, or 21.0%, in the third quarter of 2018 and by $11.5 million, or 21.1%, in the first nine months of 2018 compared to the same periods of 2017. These increases were primarily driven by higher revenue, costs added as a result of the Numerex acquisition and the unfavorable impact of foreign exchange, partly offset by lower professional fees.

Sales and marketing expense included stock-based compensation expense and related social taxes of $0.8 million and $0.7 million in the third quarter of 2018 and 2017, respectively, and $2.2 million and $1.8 million in the first nine months of 2018 and 2017, respectively.

Research and development
Research and development (“R&D”) expense increased by $1.6 million, or 7.5%, in the third quarter of 2018 compared to the same period in 2017. This increase was mainly driven by costs added as a result of the Numerex acquisition and the unfavorable impact of foreign exchange, partly offset by lower development and certification costs.

R&D expense increased by $10.7 million, or 17.5%, in the first nine months of 2018 compared to the same period of 2017. This increase was mainly driven by costs added as a result of the Numerex acquisition, the addition of R&D resources to support product development underpinning new design wins and the unfavorable impact of foreign exchange.

R&D expense included stock-based compensation expense and related social taxes of $0.7 million and $0.5 million in the third quarter of 2018 and 2017, respectively, and $1.8 million and $1.5 million in the first nine months of 2018 and 2017, respectively. R&D expense also included acquisition amortization of $0.1 million in each of the third quarter of 2018 and 2017, and $0.2 million and $0.4 million in the first nine months of 2018 and 2017, respectively.

Administration
Administration expense increased by $4.4 million, or 42.0%, in the third quarter of 2018 compared to the same period of 2017. This increase was mainly driven by higher consulting fees, added costs as a result of the Numerex acquisition and higher stock-based compensation.

Administration expense increased by $15.5 million, or 49.3%, in the first nine months of 2018 compared to the same period of 2017. This increase was mainly driven by one-time separation costs related to our former CEO's retirement, including higher stock-based compensation expense in connection with accelerated vesting of equity awards, as well as higher consulting fees, added costs as a result of the Numerex acquisition and the unfavorable impact of foreign exchange.

Administration expense included stock-based compensation expense and related social taxes of $1.9 million and $1.5 million in the third quarter of 2018 and 2017, respectively, and $5.8 million and $3.9 million in the first nine months of 2018 and 2017, respectively.

Restructuring
Earlier in 2018, we commenced various efficiency and effectiveness initiatives focused on capturing synergies as we integrate Numerex into our business as well as efficiency gains in other areas of our business. We recorded restructuring costs of $0.2 million and $4.8 million in the third quarter and first nine months of 2018, respectively.

Restructuring cost in the first nine months of 2017 were related to the relocation of our IoT Services customer support operations from Sweden to France and the United States. We recorded restructuring costs of $0.2 million and $0.8 million in the third quarter and first nine months of 2017, respectively.

Acquisition-related and integration
In the third quarter, acquisition-related and integration costs decreased by $1.5 million, or 72.6%, compared to the same period of 2017. Higher expenses in the third quarter of 2017 reflect the Numerex acquisition and accruals of acquisition-related contingent consideration.

In the first nine months of 2018, acquisition-related and integration costs were $3.4 million, consistent with the same period of 2017.

Impairment
No impairment charges were recorded in the first three and nine months of 2018. The impairment charge recorded in the first nine months of 2017 related to an intangible asset recorded on our acquisition of Wireless Maingate AB. The charge was recorded due to the decision to terminate a service offering that was superseded by a more technologically advanced offering in our integrated IoT Services segment.

Amortization
Amortization expense in the third quarter and first nine months of 2018 increased by $1.2 million and $5.4 million, respectively, mainly as a result of higher acquisition-related amortization. Amortization expense for the third quarter and first nine months of 2018 included $4.3 million and $14.1 million of acquisition-related amortization, respectively, compared to $3.8 million and $10.8 million in the same periods of 2017.

Foreign exchange gain (loss)
Foreign exchange loss was $0.2 million for the third quarter of 2018 compared to a gain of $1.7 million in the same period of 2017. In the first nine months of 2018, foreign exchange loss was $3.1 million compared to a gain of $6.3 million in the same period of 2017. The losses in 2018 were primarily driven by a decrease in the value of the Euro compared to the U.S. dollar.

Income tax expense
Income tax expense increased by $1.0 million in the third quarter of 2018 and by $2.4 million in the first nine months of 2018 compared to the same periods of 2017, primarily due to changes in the realizability of certain tax assets, partly offset by a shift of earnings between jurisdictions.

Net earnings (loss)
Net loss in the third quarter of 2018 was $1.0 million compared to net earnings of $1.4 million in the same period of 2017. The decrease in net earnings was mainly due to higher operating expenses and the unfavorable impact of foreign exchange.

Net loss in the first nine months of 2018 was $20.8 million compared to net earnings of $8.0 million in the same period of 2017. The decrease in earnings reflected higher operating expenses combined with higher restructuring expense, consulting fees, separation costs on the retirement of our former CEO, income tax expense and the unfavorable impact of foreign exchange.

Net loss in the third quarter and in the first nine months of 2018 included stock-based compensation expense and related social taxes of $3.5 million and $10.3 million, respectively, and acquisition amortization of $4.3 million and $14.2 million, respectively. Net earnings in the third quarter and first nine months of 2017 included stock-based compensation expense and related social taxes of $2.8 million and $7.5 million, respectively, and acquisition amortization of $3.9 million and $11.3 million, respectively.

SEGMENTED INFORMATION

OEM Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2018	Q3, 2017	Q3 YTD, 2018	Q3 YTD, 2017	Q3, 2018 vs Q3, 2017	Q3 YTD, 2018 vs Q3 YTD, 2017
Revenue	148,356	137,850	434,506	414,742	7.6%	4.8%
Cost of sales	107,853	97,170	309,221	285,888	11.0%	8.2%
Gross margin	40,503	40,680	125,285	128,854	(0.4)%	(2.8)%
Gross margin %	27.3%	29.5%	28.8%	31.1%

In the third quarter and first nine months of 2018, OEM Solutions revenue increased by $10.5 million, or 7.6%, and by $19.8 million, or 4.8%, respectively, compared to the same periods of 2017. The increase in the third quarter was primarily due to continued strong demand from automotive, networking and distribution customers, partially offset by weaker demand from mobile computing and transportation customers. The increase in the first nine months of 2018 was primarily due to continued strong demand from automotive, networking and distribution and mobile computing customers, partially offset by weaker demand from sales and payment, and transportation customers.

Gross margin for OEM Solutions was 27.3% in the third quarter of 2018 and 28.8% in the first nine months of 2018, compared to 29.5% and 31.1% in the same periods of 2017. These decreases were mainly driven by unfavorable product and customer mix, including the effects of higher automotive volumes at lower gross margin, as well as incremental costs in Q1 2018 related to component supply constraints and related expedite fees.

Enterprise Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2018	Q3, 2017	Q3 YTD, 2018	Q3 YTD, 2017	Q3, 2018 vs Q3, 2017	Q3 YTD, 2018 vs Q3 YTD, 2017
Revenue	32,068	26,277	89,670	69,656	22.0%	28.7%
Cost of sales	14,750	13,646	44,141	36,264	8.1%	21.7%
Gross margin	17,318	12,631	45,529	33,392	37.1%	36.3%
Gross margin %	54.0%	48.1%	50.8%	47.9%

In the third quarter and first nine months of 2018, revenue increased by $5.8 million, or 22.0%, and by $20.0 million, or 28.7%, respectively, compared to the same periods of 2017. These increases were driven by strong sales of AirLink gateway products, including the RV50, MG90 and MP70, partly offset by lower sales of our mid-tier telematics gateways

In the third quarter of 2018, Enterprise Solutions gross margin was 54.0%, and was 50.8% in the first nine months of 2018, compared to 48.1% and 47.9% in the same periods of 2017. These increases in gross margin were mainly due to favorable product mix related to increased sales of higher margin AirLink gateway products and related services, partly offset by lower sales of our mid-tier telematics gateways.
IoT Services

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2018	Q3, 2017	Q3 YTD, 2018	Q3 YTD, 2017	Q3, 2018 vs Q3, 2017	Q3 YTD, 2018 vs Q3 YTD, 2017
Revenue	23,002	8,433	68,031	22,796	172.8%	198.4%
Cost of sales	13,556	4,450	40,169	12,617	204.6%	218.4%
Gross margin	9,446	3,983	27,862	10,179	137.2%	173.7%
Gross margin %	41.1%	47.2%	41.0%	44.7%

In the third quarter and first nine months of 2018, IoT Services revenue increased by $14.6 million, or 172.8%, and by $45.2 million, or 198.4%, compared to the same periods of 2017. This growth was driven by contributions from Numerex, acquired in December 2017, as well as organic subscriber growth in cloud and cellular connectivity services.
In the third quarter and the first nine months of 2018, IoT gross margin was 41.1% and 41.0%, respectively, compared to 47.2% and 44.7% in the same periods of 2017. The addition of Numerex revenue reduced gross margin percentage in both the third quarter of 2018 and the first nine months of 2018, partially as a result of network upgrade costs incurred in the first quarter of 2018 as well as contractual minimums incurred in the second and third quarters of 2018.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017 except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period". The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Prior quarters have been adjusted for the adoption of the new revenue standard.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2018			2017				2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$203,426	$201,903	$186,878	$183,533	$172,560	$173,416	$161,218	$162,429
Cost of sales	136,159	132,594	124,778	121,719	115,266	113,780	105,723	94,085
Gross margin	67,267	69,309	62,100	61,814	57,294	59,636	55,495	68,344
Gross margin %	33.1%	34.3%	33.2%	33.7%	33.2%	34.4%	34.4%	42.1%

Expenses
Sales and marketing	21,743	22,066	22,425	20,436	17,975	18,699	18,025	16,970
Research and development	22,621	24,391	24,465	21,828	21,044	20,470	19,311	17,645
Administration	14,998	19,804	12,264	11,379	10,560	10,579	10,386	9,708
Restructuring	227	952	3,591	245	199	259	373	—
Acquisition-related and integration	570	1,014	1,765	4,792	2,077	875	451	376
Impairment	—	—	—	—	—	—	3,668	—
Amortization	6,255	6,137	7,466	6,073	5,049	4,760	4,626	4,372
	66,414	74,364	71,976	64,753	56,904	55,642	56,840	49,071
Earnings (loss) from operations	853	(5,055)	(9,876)	(2,939)	390	3,994	(1,345)	19,273
Foreign exchange gain (loss)	(159)	(4,048)	1,115	1,267	1,667	3,517	1,099	(3,547)
Other income (expense)	7	8	55	38	32	(12)	9	2
Earnings (loss) before income tax	701	(9,095)	(8,706)	(1,634)	2,089	7,499	(237)	15,728
Income tax expense (recovery)	1,738	2,289	(343)	1,880	735	729	(145)	(5)
Net earnings (loss)	$(1,037)	$(11,384)	$(8,363)	$(3,514)	$1,354	$6,770	$(92)	$15,733
Earnings (loss) per share - in dollars
Basic and diluted	$(0.03)	$(0.32)	$(0.23)	$(0.11)	$0.04	$0.21	$—	$0.49
Weighted average number of shares (in thousands)
Basic	36,085	36,021	35,915	33,136	32,200	32,167	31,909	31,962
Diluted	36,085	36,021	35,912	33,136	32,735	32,766	31,909	32,367

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the third quarter of 2018 compared to results for the third quarter of 2017.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions completed in the current and prior quarters and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2018	2017	Change	2018	2017	Change
Cash flows provided (used) before changes in non-cash working capital:	$13,395	$9,415	$3,980	$27,034	$31,372	$(4,338)
Changes in non-cash working capital
Accounts receivable	(5,070)	(12,751)	7,681	(6,762)	(23)	(6,739)
Inventories	2,114	9,047	(6,933)	1,325	(14,193)	15,518
Prepaid expense and other	1,396	(367)	1,763	(4,322)	(5,192)	870
Accounts payable and accrued liabilities	(9,401)	(17,039)	7,638	9,025	(24,869)	33,894
Deferred revenue	193	(349)	542	(1,496)	(1,561)	65
	(10,768)	(21,459)	10,691	(2,230)	(45,838)	43,608
Cash flows provided by (used in):
Operating activities	2,627	(12,044)	14,671	24,804	(14,466)	39,270

Investing activities	(5,082)	(3,227)	(1,855)	(15,505)	(15,382)	(123)
Acquisitions	—	—	—	—	(3,145)	3,145
Capital expenditures and increase in intangible assets	(5,096)	(3,227)	(1,869)	(15,581)	(12,264)	(3,317)

Financing activities	(3,350)	89	(3,439)	(4,099)	(327)	(3,772)
Issue of common shares	1,257	363	894	2,535	5,285	(2,750)
Repurchase of common shares for cancellation	(3,120)	—	(3,120)	(3,120)	(2,779)	(341)
Purchase of treasury shares for RSU distribution	(1,085)	—	(1,085)	(1,085)	—	(1,085)
Taxes paid related to net settlement of equity awards	(334)	(7)	(327)	(1,788)	(1,096)	(692)
Payment for contingent consideration	—	(161)	161	(130)	(1,397)	1,267

Free Cash Flow (1)	$(2,469)	$(15,271)	$12,802	$9,223	$(26,730)	$35,953

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities increased by $14.7 million in the third quarter of 2018, compared to the same period in 2017, mainly due to lower working capital requirements for accounts payable and accounts receivable, partly offset by inventory.

Cash provided by operating activities increased by $39.3 million in the first nine months of 2018, compared to the same period of 2017, mainly due to lower working capital requirements for inventory and accounts payable, partly offset by accounts receivable.

Investing Activities
Cash used in investing activities increased by $1.9 million in the third quarter of 2018, compared to the same period of 2017, mainly due to higher capital expenditures and increased by $0.1 million in the first nine months of 2018, compared to the same period of 2017, mainly due to the absence of acquisition activity in the current nine month period, offset by higher capital expenditures.

Capital expenditures of $5.1 million and $15.6 million in the third quarter and first nine months of 2018, respectively, were higher compared to the same periods of 2017, primarily as a result of the addition of Numerex capital expenditures. Capital expenditures in the quarter were primarily for production and tooling equipment, R&D equipment, monitoring equipment while cash used for intangible assets was primarily for capitalized software costs.
Financing Activities
Net cash used for financing activities increased by $3.4 million in the third quarter of 2018 compared to the same period of 2017, mainly due to common shares repurchases under our Normal Course Issuer Bid ("NCIB") that commenced on August 8, 2018, purchase of treasury shares for restricted share unit ("RSU") distribution and higher taxes paid related to net settlement of equity awards, partially offset by higher proceeds received from stock option exercises.
Net cash used for financing activities increased by $3.8 million in the first nine months of 2018, compared to the same period of 2017, mainly due to lower proceeds received from stock option exercises, purchase of treasury shares for RSU distribution, higher taxes paid related to net settlement of equity awards, and higher common shares repurchases under our current NCIB compared to the previous NCIB which expired on February 8, 2017, partially offset by the absence of payments for acquisition-related earn-out arrangements.
Free Cash Flow
Free cash flow for the third quarter and first nine months of 2018 improved by $12.8 million and by $36.0 million, respectively, compared to the same periods of 2017, primarily as a result of lower working capital requirements offset by higher capital expenditures. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures and other obligations summarized in the table below. Cash may also be used to finance acquisitions of businesses in line with our strategy and share repurchases. We continue to believe our cash and cash equivalents balance of $67.5 million at September 30, 2018 and cash generated from operations will be sufficient to fund our expected working capital and capital expenditure requirements for at least the next twelve months based on current business plans. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2018.

Payments due by period (in thousands of U.S. dollars)	Total	2018	2019	2020	2021	2022	Thereafter
Operating lease obligations	$23,320	$1,791	$5,742	$5,502	$3,977	$2,321	$3,987
Capital lease obligations	1,208	169	520	373	146	—	—
Purchase obligations - Contract Manufacturers(1)	141,928	141,928	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	12,306	2,721	3,570	3,920	1,495	600	—
Other obligations	771	303	55	17	13	383	—
Total	$179,533	$146,912	$9,887	$9,812	$5,631	$3,304	$3,987

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between October 2018 and March 2019.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between October 2018 and October 2022.

Normal Course Issuer Bid
On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a new NCIB. Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of common shares outstanding as of the date of the announcement (representing 10% of the public float). The NCIB commenced on August 8, 2018 and will terminate on the earlier of: i) August 7, 2019; (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX; or (iii) the date of notice by us of termination of the NCIB.

In the three and nine months ended September 30, 2018, we repurchased and canceled 161,500 common shares at an average price of $19.32 per share. The excess purchase price over and above the average carrying value in the amount of $1,187 was charged to retained earnings.
Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2018			2017
(in thousands of U.S. dollars)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$67,460	$73,411	$70,588	$65,003	$74,206	$89,012	$92,545
Unused credit facilities	30,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$97,460	$83,411	$80,588	$75,003	$84,206	$99,012	$102,545

At September 30, 2018, we have committed capital expenditures of $4.4 million (Dec 31, 2017 - $4.3 million). Our capital expenditures during the fourth quarter of 2018 are expected to be primarily for production equipment.

Credit Facilities
On July 31, 2018, we entered into a new committed $30 million senior secured revolving credit facility (the "Revolving Facility") with the Canadian Imperial Bank of Commerce as sole lender and as Administrative Agent. The new Revolving Facility replaced the Company’s previous $10 million uncommitted revolving credit facility. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at September 30, 2018, there were no borrowings under the Revolving Facility.

Letters of Credit
During the second quarter of 2018, we reduced our revolving standby letter of credit facility with Toronto Dominion Bank from $10 million to $1.5 million in connection with the Revolving Facility. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of September 30, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2018			2017
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$67,267	$69,309	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
Stock-based compensation and related social taxes	57	57	307	461	122	123	108	108
Realized gains (losses) on hedge contracts	(11)	—	(6)	23	11	12	—	—
Gross margin - Non-GAAP	$67,313	$69,366	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603

Earnings (loss) from operations - GAAP	$853	$(5,055)	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
Stock-based compensation and related social taxes	3,473	3,950	2,840	10,374	2,869	2,780	2,577	2,148
Acquisition-related and integration	570	1,014	1,765	8,195	4,792	2,077	875	451
Restructuring	227	952	3,591	1,076	245	199	259	373
Other nonrecurring costs	1,583	5,141	—	318	—	—	42	276
Realized gains (losses) on hedge contracts	(201)	(14)	(51)	419	209	210	—	—
Impairment	—	—	—	3,668	—	—	—	3,668
Acquisition-related amortization	4,354	4,426	5,534	15,486	4,306	3,845	3,694	3,641
Earnings from operations - Non-GAAP	$10,859	$10,414	$3,803	$39,636	$9,482	$9,501	$11,441	$9,212

Net earnings (loss) - GAAP	$(1,037)	$(11,384)	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	5,853	11,057	8,196	23,631	7,906	5,056	3,753	6,916
Amortization	9,483	9,651	10,708	30,503	8,764	7,548	7,194	6,997
Interest and other, net	(7)	(8)	(55)	(67)	(38)	(32)	12	(9)
Foreign exchange loss (gain)	(42)	4,034	(1,166)	(7,131)	(1,058)	(1,457)	(3,517)	(1,099)
Income tax expense (recovery)	1,738	2,289	(343)	3,199	1,880	735	729	(145)
Adjusted EBITDA	15,988	15,639	8,977	54,653	13,940	13,204	14,941	12,568
Amortization (exclude acquisition-related amortization)	(5,129)	(5,225)	(5,174)	(15,017)	(4,458)	(3,703)	(3,500)	(3,356)
Interest and other, net	7	8	55	67	38	32	(12)	9
Income tax expense - Non-GAAP	(352)	(769)	(564)	(5,184)	(312)	(1,816)	(1,615)	(1,441)
Net earnings - Non-GAAP	$10,514	$9,653	$3,294	$34,519	$9,208	$7,717	$9,814	$7,780

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.03)	$(0.32)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
Non-GAAP - (in dollars per share)	$0.29	$0.27	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

The following table provides a reconciliation of free cash flow:

	Three months ended September 31		Nine months ended September 30
(in thousands of U.S. dollars)	2018	2017	2018	2017
Cash flows from operating activities	$2,627	$(12,044)	$24,804	$(14,466)
Capital expenditures and increase in intangible assets	(5,096)	(3,227)	(15,581)	(12,264)
Free Cash Flow	$(2,469)	$(15,271)	$9,223	$(26,730)

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2018.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and nine months ended September 30, 2018.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2017 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.

Additional information related to our critical accounting policies and estimates is below:

Revenue Recognition
Product revenue includes sales from embedded cellular modules, short range wireless modules, intelligent routers and gateways, asset tracking devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Contract acquisition and fulfillment costs
We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in prepaid expenses and other current assets and other assets respectively in our consolidated balance sheets.

Significant judgment
We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances
Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets is comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, and cloud application services.

OUTSTANDING SHARE DATA
As of November 7, 2018, we had 36,053,195 common shares issued and outstanding, 1,391,807 stock options exercisable into common shares at a weighted average exercise price of $20.02 and 541,755 restricted treasury share units outstanding that could result in the issuance of up to 541,755 common shares.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS") that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method.

Refer to Note 2 of the interim consolidated financial statements for the effect the adoption of ASC 606 on previously reported financial statement line items.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company will adopt Topic 842 in its first quarter of 2019, applying the optional transition method permitted under ASU 2018-11. The optional transition method relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date rather than at the earliest period presented. We expect that most of our operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon our adoption of Topic 842, increasing our total assets and total liabilities that we report relative to such amounts prior to adoption. We are currently assessing the impact of the new standard on our consolidated statements of operations.

In June 2018, the FASB issued ASU 2018-7, Compensation - Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. This update is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. It is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of the new standard, but do not expect the standard to have a material impact on our financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and nine months ended September 30, 2018 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. Petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board has been instituted and a decision is expected in June 2019. In March 2018, the Court granted our motion to dismiss the plaintiff's claims in the lawsuit. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. The lawsuit is in the discovery phase with respect to our counterclaims against the plaintiff. The lawsuit is coordinated with several other cases involving this plaintiff for the purposes of scheduling, with the trial date for the first of these coordinated cases currently scheduled for September 2019.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently-issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. No trial date has been scheduled in the lawsuit.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia. To manage our foreign currency risks, we enter into foreign currency forward contracts to reduce our exposure to future foreign exchange fluctuations. As of September 30, 2018, we had foreign currency forward contracts totalling $41.6 million Canadian dollars with an average forward rate of 1.3037, maturing between October 2018 and September 2019.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact of intense competition on our business, including:

•	competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	introduction of new products or services by us that put us in direct competition with major new competitors;

•	existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and

•
competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Our recent acquisition of Numerex is subject to certain risks and uncertainties

On December 7, 2017, we acquired Numerex (the "Transaction"). In connection with our deliberations relating to the Transaction, we considered potential risks and negative factors concerning the Transaction and the other transactions contemplated by the merger agreement, including, but not limited to, the following:

•	the potential distraction to our current business and specific initiatives;

•	the difficulties and management challenges inherent in integrating the business, operations and workforce of Numerex with those of Sierra Wireless;

•	the difficulties and management challenges inherent in returning the Numerex business to profitable growth;

•
our assessment of the achievability of Numerex’s financial projections and our expectation that the Transaction will not be accretive to earnings per share until approximately 12 months after the closing, assuming efficiencies and anticipated growth are fully realized;

•
the risk that the anticipated benefits of the Transaction will not be realized in full or in part, including the risk that expected synergies, expected growth and expected cost savings will not be achieved or not achieved in the expected time frame;

•
the risk of diverting the attention of our senior management from other strategic priorities to implement the Transaction and make arrangements for integration of Sierra Wireless’ and Numerex’s operations and infrastructure following the Transaction;

•	risks associated with managing the technology transitions; and

•
other risks relating to acquisitions generally described below under “Risk Factors - Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits”.

Acquisitions and divestitures of other businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our company through the successful acquisition and integration of complementary businesses is an important and active component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. These risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses , if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us, reduces or postpones current or expected purchase orders for products, reduces or postpones initiation or usage of our services or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.

Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.
Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. As a result, our products or IoT services may be rejected by our customers or our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of , certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products and services or lost market share;

•	price and demand pressure on our products and services from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products and the introduction of new services;

•	possible product or service quality or factory yield issues that may increase our cost of sales;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we generate less revenue than we anticipate and we may be unable to recover our research and development expenses.

We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in the wireless communications area by third parties, particularly those with tenuous claims, is prevalent. In the past, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in respect of such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in respect of such a claim and if we are unable to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.

Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest, cyber-attacks, technological issues or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on mobile network operators to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT Services business.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products and services.

Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer

Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.

The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The European Union General Data Protection Regulation (GDPR), which is designed to harmonize data privacy laws across Europe, became effective on May 25, 2018. We have made and continue to make improvements to our systems and processes to ensure that we are compliant with the GDPR. The development and maintenance of these measures combined with ongoing monitoring of changes may result in increased costs and may impact our ability to sell our products and services.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 60% and 61% of our revenues, respectively, in the three and nine months ended September 30, 2018, compared to 68% and 67%, respectively, in the same periods in 2017. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	emerging protectionist trends in certain countries leading to new or higher tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Increases in tariffs or other trade restrictions may have an adverse impact on our business.
The United States and other countries have levied tariffs and taxes on certain goods. General trade tensions between the U.S. and China have been escalating in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Certain of our components that we source from suppliers in China are included in the announced and implemented tariffs. At this point, we do not expect these tariffs to have a material impact on our business or results of operations. However, if the U.S. were to impose additional tariffs on components that we or our suppliers source from China, our costs of such components would increase and may decease our gross margins. We may also incur additional operating costs from our efforts to mitigate the impact of tariffs on our customers and our operations.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 As adjusted	2018	2017 As adjusted
Revenue
Product	$179,390	$161,523	$521,127	$476,093
Services and other	24,036	11,037	71,080	31,101
	203,426	172,560	592,207	507,194
Cost of sales
Product	124,528	110,131	359,656	319,891
Services and other	11,631	5,135	33,875	14,878
	136,159	115,266	393,531	334,769
Gross margin	67,267	57,294	198,676	172,425
Expenses
Sales and marketing	21,743	17,975	66,234	54,699
Research and development	22,621	21,044	71,477	60,825
Administration	14,998	10,560	47,066	31,525
Restructuring (note 6)	227	199	4,770	831
Acquisition-related and integration	570	2,077	3,349	3,403
Impairment	—	—	—	3,668
Amortization	6,255	5,049	19,858	14,435
	66,414	56,904	212,754	169,386
Earnings (loss) from operations	853	390	(14,078)	3,039
Foreign exchange gain (loss)	(159)	1,667	(3,092)	6,283
Other income (loss)	7	32	70	29
Earnings (loss) before income taxes	701	2,089	(17,100)	9,351
Income tax expense	1,738	735	3,684	1,319
Net earnings (loss)	$(1,037)	$1,354	$(20,784)	$8,032
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	322	3,822	(6,919)	11,862
Comprehensive earnings (loss)	$(715)	$5,176	$(27,703)	$19,894

Net earnings (loss) per share (in dollars) (note 8)
Basic	$(0.03)	$0.04	$(0.58)	$0.25
Diluted	(0.03)	0.04	(0.58)	0.25
Weighted average number of shares outstanding (in thousands) (note 8)
Basic	36,085	32,200	36,007	32,093
Diluted	36,085	32,735	36,007	32,665
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2018	December 31, 2017 As adjusted
Assets
Current assets
Cash and cash equivalents	$67,460	$65,003
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $2,656 (December 31, 2017 - $1,827)	173,285	173,054
Inventories (note 9)	51,430	53,143
Prepaids and other (note 10)	12,205	8,221
	304,601	299,642
Property and equipment	42,451	42,977
Intangible assets	91,743	108,599
Goodwill	213,663	218,516
Deferred income taxes	9,018	12,197
Other assets	12,824	12,713
	$674,300	$694,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$173,739	$175,367
Deferred revenue	6,248	7,275
	179,987	182,642
Long-term obligations (note 12)	40,771	36,637
Deferred income taxes	6,866	7,845
	227,624	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,047,933 shares (December 31, 2017 - 35,861,510 shares)	432,211	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 42,066 shares (December 31, 2017 – 222,639 shares)	(754)	(3,216)
Additional paid-in capital	29,083	27,962
Retained earnings (deficit)	(4,469)	17,502
Accumulated other comprehensive loss (note 13)	(9,395)	(2,476)
	446,676	467,520
	$674,300	$694,644
Commitments and contingencies (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive earnings (loss)	Total
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,938	$(14,426)	$361,804

Common share cancellation	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises	500,184	8,122	—	—	(2,282)	—	—	5,840
Stock-based compensation	—	—	—	—	10,341	—	—	10,341
Distribution of vested RSUs	90,751	1,788	(132,832)	1,918	(5,073)	—	—	(1,367)
Issue of shares on Numerex acquisition, net of share issue cost of $132 (note 4)	3,580,832	77,213	—	—	—	—	—	77,213
Net earnings	—	—	—	—	—	4,518	—	4,518
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	11,950	11,950
Balance as at December 31, 2017	35,861,510	$427,748	222,639	$(3,216)	$27,962	$17,502	$(2,476)	$467,520

Common share cancellation (note 14)	(161,500)	(1,933)	—	—	—	(1,187)	—	(3,120)
Stock option exercises (note 7)	212,117	3,480	—	—	(945)	—	—	2,535
Stock-based compensation (note 7)	—	—	—	—	10,317	—	—	10,317
Purchase of treasury shares for RSU distribution	—	—	55,000	(1,085)	—			(1,085)
Distribution of vested RSUs	135,806	2,916	(235,573)	3,547	(8,251)	—	—	(1,788)
Net loss	—	—	—	—	—	(20,784)	—	(20,784)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,919)	(6,919)
Balance as at September 30, 2018	36,047,933	$432,211	42,066	$(754)	$29,083	$(4,469)	$(9,395)	$446,676
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 As adjusted	2018	2017 As adjusted
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(1,037)	$1,354	$(20,784)	$8,032
Items not requiring (providing) cash
Amortization	9,483	7,548	29,842	21,739
Stock-based compensation (note 7)	3,266	2,769	10,317	7,472
Deferred income taxes	1,378	(11)	2,460	(1,268)
Impairment	—	—	—	3,668
Unrealized foreign exchange loss (gain)	653	(2,202)	4,978	(8,046)
Other	(348)	(43)	221	(225)
Changes in non-cash working capital
Accounts receivable	(5,070)	(12,751)	(6,762)	(23)
Inventories	2,114	9,047	1,325	(14,193)
Prepaids and other	1,396	(367)	(4,322)	(5,192)
Accounts payable and accrued liabilities	(9,401)	(17,039)	9,025	(24,869)
Deferred revenue	193	(349)	(1,496)	(1,561)
Cash flows provided by (used in) operating activities	2,627	(12,044)	24,804	(14,466)
Investing activities
Additions to property and equipment	(4,789)	(2,939)	(13,788)	(10,879)
Additions to intangible assets	(307)	(288)	(1,793)	(1,385)
Proceeds from sale of property and equipment	14	—	76	27
Acquisition of GNSS business	—	—	—	(3,145)
Cash flows used in investing activities	(5,082)	(3,227)	(15,505)	(15,382)
Financing activities
Issuance of common shares	1,257	363	2,535	5,285
Repurchase of common shares for cancellation	(3,120)	—	(3,120)	(2,779)
Purchase of treasury shares for RSU distribution	(1,085)	—	(1,085)	—
Taxes paid related to net settlement of equity awards	(334)	(7)	(1,788)	(1,096)
Payment for contingent consideration	—	(161)	(130)	(1,397)
Decrease in other long-term obligations	(68)	(106)	(511)	(340)
Cash flows provided by (used in) financing activities	(3,350)	89	(4,099)	(327)
Effect of foreign exchange rate changes on cash and cash equivalents	(146)	376	(2,743)	1,609
Cash, cash equivalents and restricted cash, increase (decrease) in the period	(5,951)	(14,806)	2,457	(28,566)
Cash, cash equivalents and restricted cash, beginning of period	73,632	89,012	65,224	102,772
Cash, cash equivalents and restricted cash, end of period	$67,681	$74,206	$67,681	$74,206
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2017 audited annual consolidated financial statements except as indicated in note 2 and note 3. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2017 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

The unaudited interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation. In these notes to the unaudited interim consolidated financial statements, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	ACCOUNTING STANDARDS
Recently implemented accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following tables summarize the effects of adopting the accounting standard on our Statement of Operations and Comprehensive Earnings (Loss):

Three months ended September 30, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	$173,241	$(681)	$172,560
Cost of sales	115,466	(200)	115,266
Sales and marketing	18,127	(152)	17,975
Research and development	21,525	(481)	21,044
Income tax expense	710	25	735
Basic net earnings per share (in dollars)	$0.04	$—	$0.04

Nine months ended September 30, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	$508,544	$(1,350)	$507,194
Cost of sales	335,411	(642)	334,769
Sales and marketing	55,138	(439)	54,699
Research and development	61,533	(708)	60,825
Income tax expense	1,247	72	1,319
Basic net earnings per share (in dollars)	$0.24	$0.01	$0.25

The following table summarizes the effects of adopting the accounting standard on our Balance Sheet:

As of December 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Assets
Accounts receivable	$168,503	$4,551	$173,054
Inventories	53,026	117	53,143
Prepaids and other	8,006	215	8,221
Other assets	12,058	655	12,713

Liabilities
Accounts payable and accrued liabilities	172,395	2,972	175,367
Deferred revenue	5,455	1,820	7,275
Deferred income tax liability	7,702	143	7,845

Equity
Retained earnings	16,899	603	17,502

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

Changes in future accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company will adopt Topic 842 in its first quarter of 2019, applying the optional transition method permitted under ASU 2018-11. The optional transition method relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date rather than at the earliest period presented. We expect that most of our operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon our adoption of Topic 842, increasing our total assets and total liabilities that we report relative to such amounts prior to adoption. We are currently assessing the impact of the new standard on our consolidated statements of operations.

In June 2018, the FASB issued ASU 2018-7, Compensation - Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. This update is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. It is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of the new standard, but do not expect the standard to have a material impact on our financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition

Product revenue includes sales from embedded cellular modules, short range and Global Navigation Satellite System ("GNSSS"), wireless modules, intelligent routers and gateways, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Remaining performance obligations

We do not disclose the value of remaining performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

As of September 30, 2018, we had $26,287 of remaining performance obligations to be recognized, 16% in 2018 and 36% in 2019, and 48% in subsequent years.

Contract acquisition and fulfillment costs

We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in prepaid expenses and other current assets and other assets respectively in our consolidated balance sheets.

Significant judgment

We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in accounts payable and accrued liabilities in our consolidated balance sheets.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances
Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table provides the changes in contract balances:

	September 30, 2018	December 31, 2017	Change

Contract assets	$1,839	$852	$987
Deferred revenue - current	6,248	7,275	(1,027)
Deferred revenue - noncurrent	4,188	3,346	842

During the three and nine months ended September 30, 2018, $2,497 and $8,277 of deferred revenue was recognized in revenue, respectively.

Comparative figures
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

4.	Acquisition of Numerex Corp.

On December 7, 2017, we completed the stock-for-stock merger transaction to acquire Numerex Corp. ("Numerex"). In accordance with the Agreement and Plan of Merger dated August 2, 2017, by and among the Company, Numerex and Wireless Acquisition Sub, Inc. we issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately $20.2 million in aggregate was paid at closing to retire outstanding Numerex debt.

Total consideration for the acquisition is as follows:

$
Issuance of common shares	77,346
Debt extinguishment	20,155
97,501

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at December 7, 2017. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date, updated during the current quarter:

$
Cash	1,430
Deferred income tax asset	1,049
Property and equipment	7,244
Identifiable intangible assets	45,890
Goodwill	51,658
Other working capital	(8,623)
Long-term obligations	(1,147)
Fair value of net assets acquired	97,501

The goodwill of $51.7 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue.  Goodwill has been assigned to the IoT Services segment and approximately $5.8 million is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Customer relationships	9 years	26,390
Existing technology	3 years	10,220
Brand	13 years	9,280
		45,890

The following table presents the unaudited pro forma results for the year ended December 31, 2017 and 2016. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Numerex as though the businesses had been combined as of the beginning of fiscal 2016. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2016. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Year ended December 31,
	2017	2016
Pro forma information
Revenue	$747,719	$686,252
Loss from operations	(8,973)	(5,205)
Net loss	(3,577)	(7,334)

Basic and diluted loss per share (in dollars)	$(0.10)	$(0.21)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

5.	SEGMENTED INFORMATION
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

REVENUE AND GROSS MARGIN BY SEGMENT

	OEM Solutions	Enterprise Solutions	IoT Services	Total

Three months ended September 30, 2018
Revenue	$148,356	$32,068	$23,002	$203,426
Cost of sales	107,853	14,750	13,556	136,159
Gross margin	40,503	17,318	9,446	67,267
Gross margin %	27.3%	54.0%	41.1%	33.1%
Expenses				66,414
Earnings from operations				853

Three months ended September 30, 2017
Revenue	$137,850	$26,277	$8,433	$172,560
Cost of sales	97,170	13,646	4,450	115,266
Gross margin	40,680	12,631	3,983	57,294
Gross margin %	29.5%	48.1%	47.2%	33.2%
Expenses				56,904
Earnings from operations				390

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	OEM Solutions	Enterprise Solutions	IoT Services	Total

Nine months ended September 30, 2018
Revenue	$434,506	$89,670	$68,031	$592,207
Cost of sales	309,221	44,141	40,169	393,531
Gross margin	125,285	45,529	27,862	198,676
Gross margin %	28.8%	50.8%	41.0%	33.5%
Expenses				212,754
Loss from operations				(14,078)

Nine months ended September 30, 2017
Revenue	$414,742	$69,656	$22,796	$507,194
Cost of sales	285,888	36,264	12,617	334,769
Gross margin	128,854	33,392	10,179	172,425
Gross margin %	31.1%	47.9%	44.7%	34.0%
Expenses				169,386
Earnings from operations				3,039

REVENUE BY GEOGRAPHICAL REGION

	OEM Solutions	Enterprise Solutions	IoT Services	Total

Three months ended September 30, 2018
Americas	$37,211	$27,330	$17,285	$81,826
Europe, Middle East and Africa	31,730	2,701	5,684	40,115
Asia-Pacific	79,415	2,037	33	81,485
	$148,356	$32,068	$23,002	$203,426

Three months ended September 30, 2017
Americas	$30,648	$22,430	$2,650	$55,728
Europe, Middle East and Africa	35,973	2,909	5,762	44,644
Asia-Pacific	71,229	938	21	72,188
	$137,850	$26,277	$8,433	$172,560

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	OEM Solutions	Enterprise Solutions	IoT Services	Total

Nine months ended September 30, 2018
Americas	$102,862	$76,405	$50,130	$229,397
Europe, Middle East and Africa	101,123	6,604	17,822	125,549
Asia-Pacific	230,521	6,661	79	237,261
	$434,506	$89,670	$68,031	$592,207

Nine months ended September 30, 2017
Americas	$101,002	$59,664	$7,043	$167,709
Europe, Middle East and Africa	105,539	6,042	15,711	127,292
Asia-Pacific	208,201	3,950	42	212,193
	$414,742	$69,656	$22,796	$507,194

We sell certain products through resellers, original equipment manufacturers and wireless service providers who sell these products to end-users. We did not have any customers during the three and nine months ended September 30, 2018 or 2017 that accounted for more than 10% of our revenue.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

6.	RESTRUCTURING
In the first quarter of 2018, we commenced various initiatives focused on capturing synergies related to the integration of Numerex into the existing operations and efficiency gains in other areas of the business. In total, these initiatives have affected 61 employees in various locations and functions within the Company. During the three and nine months ended September 30, 2018, we recorded $0.2 million and $4.8 million, respectively, in severance and other related costs associated with this initiative. Additional restructuring costs of approximately $0.2 million will be accrued as employees provide service. The remaining liability is expected to be paid out by March 2019.

The following table provides the activity in the restructuring liability:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Balance, beginning of period	$1,067	$578	$540	$—
Expensed in period	227	199	4,770	831
Disbursements	(331)	(222)	(4,291)	(319)
Foreign exchange	3	11	(53)	54
	$966	$566	$966	$566

Classification:
Accounts payable and accrued liabilities	966	566	966	566
	$966	$566	$966	$566

By restructuring initiative:
February 2017	$75	$566	$75	$566
March 2018	891	—	891	—
	$966	$566	$966	$566

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

7.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cost of goods sold	$57	$123	$433	$339
Sales and marketing	713	647	2,085	1,785
Research and development	603	547	1,703	1,476
Administration	1,893	1,452	6,096	3,872
	$3,266	$2,769	$10,317	$7,472

Stock option plan	$751	$873	$2,624	$2,395
Restricted stock plan	2,515	1,896	7,693	5,077
	$3,266	$2,769	$10,317	$7,472

As at September 30, 2018, the unrecognized compensation expense related to non-vested stock options and RSUs was $6,416 and $9,629 (2017 – $8,845 and $11,364), respectively, which is expected to be recognized over weighted average periods of 2.5 and 1.7 years (2017 – 3.0 and 1.8 years), respectively.

Stock option plan

The following table presents stock option activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of Options	2018	2017	2018	2017
Outstanding, beginning of period	1,609,321	1,525,334	1,463,481	1,315,623
Granted	4,761	30,626	341,743	681,225
Exercised	(95,667)	(32,819)	(212,117)	(453,391)
Forfeited / expired	(124,176)	(10,183)	(198,868)	(30,499)
Outstanding, end of period	1,394,239	1,512,958	1,394,239	1,512,958
Exercisable, beginning of period	684,100	347,248	404,758	494,938
Exercisable, end of period	546,073	379,054	546,073	379,054

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares issuable pursuant to the Plan is the lesser of 8.1% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at September 30, 2018, and the number of restricted share units available for future allocation, stock options exercisable into 742,198 common shares are available for future allocation under the Plan.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2018 was $538 and $1,203, respectively (three and nine months ended September 30, 2017 - $398 and $6,427, respectively).

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Risk-free interest rate	2.57%	1.53%	2.22%	1.36%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	54%	57%	55%	55%
Expected option life (in years)	4.0	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$8.66	$11.38	$7.20	$11.15

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Restricted share plans

The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of RSUs	2018	2017	2018	2017
Outstanding, beginning of period	886,935	859,462	876,741	745,974
Granted	74,045	64,056	518,930	452,331
Vested / settled	(85,598)	(11,697)	(476,187)	(254,578)
Forfeited	(1,822)	(3,732)	(45,924)	(35,638)
Outstanding, end of period	873,560	908,089	873,560	908,089

Outstanding – vested and not settled	126,763	166,687	126,763	166,687
Outstanding – unvested	746,797	741,402	746,797	741,402
Outstanding, end of period	873,560	908,089	873,560	908,089

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws.

The maximum number of shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan is 3.7% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.1% of the number of issued and outstanding shares. Based on the number of shares outstanding as at September 30, 2018, 783,446 share units are available for future allocation under the Plan. With respect to the two market based restricted share unit plans, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

In January 2018, the Board of Directors approved a proposal to include a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2018 was $1,669 and $8,295 (three and nine months ended September 30, 2017 – $284 and $5,339, respectively).

8.	EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 As adjusted	2018	2017 As adjusted
Net earnings (loss)	$(1,037)	$1,354	$(20,784)	$8,032

Weighted average shares used in computation of:
Basic	36,085	32,200	36,007	32,093
Assumed conversion	—	535	—	572
Diluted	36,085	32,735	36,007	32,665

Net earnings (loss) per share (in dollars):
Basic	$(0.03)	$0.04	$(0.58)	$0.25
Diluted	(0.03)	0.04	(0.58)	0.25

In loss periods, potential common shares are not included in the computation of diluted net earnings per share, because to do so would be anti-dilutive.

9.	INVENTORIES
The components of inventories were as follows:

	September 30, 2018	December 31, 2017 As adjusted
Electronic components	$32,715	$32,753
Finished goods	18,715	20,390
	$51,430	$53,143

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

10.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	September 30, 2018	December 31, 2017 As adjusted
Inventory advances	$4,463	$93
Insurance and licenses	699	608
Deposits	1,975	2,161
Contract acquisition and fulfillment costs	843	1,053
Other	4,225	4,306
	$12,205	$8,221

In the three and nine months ended September 30, 2018, $237 and $718 of deferred contract acquisition and fulfillment costs were expensed to sales and marketing and cost of sales, respectively.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	September 30, 2018	December 31, 2017 As adjusted
Trade payables and accruals	$87,570	$94,775
Inventory commitment reserve	1,666	1,440
Accrued royalties	14,690	14,548
Accrued payroll and related liabilities	19,279	17,572
Deferred rent	2,242	2,597
Professional services	5,622	4,153
Taxes payable (including sales taxes)	3,949	4,070
Product warranties (note 16 (a)(iii))	8,225	8,159
Sales credits	7,193	3,984
Restructuring liability (note 6)	966	540
Other	22,337	23,529
	$173,739	$175,367

12.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	September 30, 2018	December 31, 2017
Accrued royalties	$27,113	$24,318
Deferred revenue	4,188	3,346
Other	9,470	8,973
	$40,771	$36,637

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Balance, beginning of period	$(9,717)	$(6,386)	$(2,476)	$(14,426)
Foreign currency translation adjustments	691	2,049	(5,042)	6,169
Gain (loss) on long term intercompany balances	(369)	1,773	(1,877)	5,693
Balance, end of period	$(9,395)	$(2,564)	$(9,395)	$(2,564)

14.	SHARE CAPITAL

On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of common shares outstanding as of the date of the announcement (representing 10% of the public float). The NCIB commenced on August 8, 2018 and will terminate on the earlier of: i) August 7, 2019, (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by us of termination of the NCIB.

For the three and nine months ended September 30, 2018, we repurchased and canceled 161,500 common shares at an average price of $19.32 per share. The excess purchase price over and above the average carrying value in the amount of $1,187 was charged to retained earnings.

15.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in accounts receivable or accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in foreign exchange gain (loss).

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy. As at September 30, 2018, we were committed to foreign currency forward contracts totaling $41.6 million Canadian dollars with an average forward rate of 1.3037, maturing between October 2018 and September 2019. We recorded unrealized gains of $843 and $307 in foreign exchange gain (loss) for those outstanding contracts in the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - unrealized gains of $12 and $255, respectively).

(b)    Credit Facilities

On July 31, 2018, we entered into a new committed $30 million senior secured revolving credit facility (the "Revolving Facility") with the Canadian Imperial Bank of Commerce as a sole lender and as Administrative Agent. The new Revolving Facility replaced the Company’s previous $10 million uncommitted revolving credit facility. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at September 30, 2018, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

During the second quarter of 2018, we reduced our revolving standby letter of credit facility with Toronto Dominion Bank from $10 million to $1.5 million in connection with the Revolving Facility.  The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of September 30, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

16.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended September 30, 2018	Nine months ended September 30, 2018
Balance, beginning of period	$8,287	$8,235
Effect of adoption of ASC 606	—	(76)
	8,287	8,159
Provisions	757	2,562
Expenditures	(819)	(2,496)
Balance, end of period	$8,225	$8,225

(b) Other commitments

We have entered into purchase commitments totaling approximately $141,928, net of related electronic components inventory of $5,140 (December 31, 2017 - $133,407 net of electronic components inventory of $5,206), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between October 2018 and March 2019.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

We have also entered into purchase commitments totaling approximately $12,306 (December 31, 2017 - $33,122) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between October 2018 and October 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary. The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. Petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board has been instituted and a decision is expected in June 2019. In March 2018, the Court granted our motion to dismiss the plaintiff's claims in the lawsuit. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. The lawsuit is in the discovery phase with respect to our counterclaims against the plaintiff. The lawsuit is coordinated with several other cases involving this plaintiff for the purposes of scheduling, with the trial date for the first of these coordinated cases currently scheduled for September 2019.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. No trial date has been scheduled in the lawsuit.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

(This page intentionally left blank)

Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com